Exhibit 99.1

Cre8 Enterprise Limited Announces 1-for-12 Reverse Stock Split

Hong Kong, Feb. 11, 2026 (GLOBE NEWSWIRE) -- Cre8 Enterprise Limited (Nasdaq: CRE) (“Cre8” or the “Company”), a Hong Kong-based integrated financial printing service provider, announces  that it is implementing a reverse stock split of all of the Company’s issued and unissued shares, including the Class A ordinary shares with no par value (the “Class A Ordinary Shares”) and Class B ordinary shares with no par value, at an exchange ratio of one (1) share for twelve (12) shares (the “Reverse Stock Split”). The Reverse Stock Split was approved by the Company’s Board of Directors on January 15, 2026.

Beginning on February 13, 2026, the Company’s Class A Ordinary Shares will begin trading on the Nasdaq Capital Market on a post-Reverse Stock Split basis under the current ticker symbol “CRE”. The new CUSIP number for the Class A Ordinary Shares following the reverse stock split will be G2R63D113.

The Reverse Stock Split will reduce the number of outstanding Class A Ordinary Shares of the Company from approximately 19,667,500 Class A Ordinary Shares to approximately 1,638,959 Class A Ordinary Shares. Every twelve (12) outstanding Class A Ordinary Shares will be combined into and automatically become one post-Reverse Stock Split Class A Ordinary Share. No fractional shares will be issued as a result of the reverse stock split. Instead, any fractional shares that would have resulted from the split will be rounded up to the next whole number.

Registered shareholders holding their shares of ordinary shares in book-entry or through a bank, broker or other nominee form do not need to take any action in connection with the Reverse Stock Split. Shareholders holding physical stock certificates will also generally receive book-entry shares instead of their existing certificates. The Company’s transfer agent, VStock Transfer LLC, will send further instructions.

The reverse stock split is intended to increase the per share trading price of the Company’s Class A Ordinary Shares to satisfy the $1.00 minimum bid price requirement for continued listing of the Class A Ordinary Shares on the Nasdaq Capital Market. Nasdaq previously provided the Company until April 1, 2026, to regain compliance. There can be no assurance that the Company will be able to regain compliance with the minimum bid price requirement.

About Cre8 Enterprise Limited (NASDAQ: CRE)

Cre8 Enterprise Limited provides 24/7 integrated financial printing services for listed companies, IPO applicants and private companies in the finance and capital market in Hong Kong under its brand, “Cre8”. The services cover concept creation and artwork design, typesetting, proofreading, translation, printing, binding, logistics arrangement, uploading or making e-submissions of customers’ financial reports and compliance documents and media placements. In addition to these core services, it has expanded its offerings to include complementary design services such as website design, branding, and content creation for marketing materials. Moreover, it is now providing technological support to its customers by disseminating and publishing announcements, circulars, financial reports, and industry news feeds through a website of its “Cre8IR” brand.

Forward-Looking Statements

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Without limiting the generality of the foregoing, the forward-looking statements in this press release include descriptions of the Company’s future commercial operations, business strategy, and financial condition. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this press release, such as the Company’s inability to implement its business plans, identify and realize additional opportunities, the Company’s inability to meet or exceed its financial projections, or changes in the regulatory or competitive environment in which the Company operates. You should carefully consider the foregoing factors and the other risks and uncertainties described in the Company’s annual report on Form 20-F and other documents filed or to be filed by the Company with the SEC from time to time, which could cause actual events and results to differ materially from those contained in the forward-looking statements. Copies of these documents are available on the SEC’s website, www.sec.gov. All information provided herein is as of the date of this press release, and the Company undertakes no obligation to update any forward-looking statement, except as required under applicable law.

For more information, please contacts:
Cre8 Enterprise Limited
Email: ir@cre8corp.com